Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ Q2 2020
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports strong 2020 second-quarter results

Cash flow increased 30% and earnings more than doubled year-over-year, as balance sheet continued to strengthen

Toronto, Ontario – July 29, 2020 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second-quarter ended June 30, 2020.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 20 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2020 Q2 highlights:

•	Production[1] of 571,978 attributable gold equivalent ounces (Au eq. oz.), and sales of 584,477 Au eq. oz.
•	All Kinross mines continued production during the quarter, as the Company’s comprehensive COVID-19 response plans mitigated operational risk and continued to help protect the health and safety of employees and host communities.
•	Kinross’ three largest producing mines – Paracatu, Kupol and Tasiast – delivered 63% of total production and were the lowest cost mines in the portfolio, with an average cost of sales of $596 per Au eq. oz.
•	Reported net earnings[2] and adjusted net earnings[3] both more than doubled to $195.7 million, or $0.16 per share, and $194.0 million, or $0.15 per share, respectively, compared with Q2 2019.
•	Operating cash flow of $432.8 million and adjusted operating cash flow[3] of $416.9 million, a 30% and 45% increase, respectively, compared with Q2 2019.
•	Production cost of sales[1,3] of $725 per Au eq. oz. and all-in sustaining cost[1,3] of $984 per Au eq. oz. sold, both of which are within the Company’s original annual 2020 guidance range.
•	Attributable margin per Au eq. oz. sold[4] increased 53% to $987 per Au eq. oz. compared with Q2 2019, outpacing the 31% increase in average realized gold price to $1,712 per Au oz. compared with Q2 2019.
•	Cash and cash equivalents of $1,527.1 million and total liquidity of $2.3 billion at June 30, 2020, as both improved quarter-over-quarter. The Company also further improved its debt metrics, including its net debt to EBITDA ratio, and has no debt maturities until September 2021.
•	While the Company withdrew its full-year guidance as a precautionary measure given the global uncertainties caused by the pandemic, production, cost of sales per ounce, all-in sustaining cost per ounce and capital expenditures are on track to meet Kinross’ original 2020 guidance.
•	On June 15, 2020, Kinross announced an agreement in principle with the Government of Mauritania to enhance the parties’ partnership.
•	On July 15, 2020, Kinross announced the results of the Lobo-Marte project pre-feasibility study in Chile, which added 6.4 million Au oz.[5] to the Company’s mineral reserve estimates and increased its reserve life index by approximately 2.5 years[6].

CEO commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2020 second-quarter results.

“Kinross had a strong second quarter, as we generated robust free cash flow, more than doubled earnings year-over-year, and continued to strengthen our investment grade balance sheet. Our margins increased 53% year-over-year, well above the 31% increase in the average realized gold price. Our portfolio of mines performed well and continued production during the quarter, with our three largest producing mines – Paracatu, Kupol and Tasiast – delivering the lowest costs.

1) Unless otherwise stated, production, production costs of sales per Au eq. oz., and all-in-sustaining costs per Au eq. oz., in this news release are based on Kinross’ 90% share of Chirano production.

2) Net earnings figures in this release represent “net earnings attributable to common shareholders.”

3) These figures are non-GAAP financial measures and are defined and reconciled on pages 14 to 19 of this news release.

4) Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

5) For more information on Lobo-Marte’s mineral reserve and resource estimates, see Kinross’ news release dated July 15, 2020 on kinross.com.

6) Calculated as estimated 2019 proven and probable gold reserves divided by 2019 gold production.

p. 1 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

“We have been able to effectively manage COVID-19 impacts on our portfolio of mines during the first half of the year, as our comprehensive pandemic response plan continued to help protect the health of our employees and communities, while supporting the successful continuation of our business. Although we prudently withdrew our full-year guidance given the potential impacts of the pandemic on our operations, we continue to work towards the safe delivery of our annual targets. I would like to thank our employees around the world for their dedication, hard work and commitment to safety during these challenging times.

“During the quarter, we announced an agreement in principle with the Government of Mauritania that enhances our partnership and will provide further stability for the long-term success of our Tasiast mine. Earlier this month, we also announced an addition of 6.4 million ounces to our gold reserve estimates with the completion of the Lobo-Marte pre-feasibility study. This high-quality asset increases our reserve life index and further enhances optionality on our long-term development project pipeline.

“For the first half of the year, more than 50% of our production came from the Americas, and more than 80% from five key assets in five diverse regions. With the recent acquisition in Russia, and taking into account our track record of exploration success, we expect these assets and regions will continue to produce for at least 10 years.”

Financial results

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited, expressed in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2020	2019	2020	2019
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	575,846	653,586	1,147,620	1,264,849
Sold(c)	588,485	641,149	1,145,161	1,244,206

Attributable gold equivalent ounces(a)
Produced(c)	571,978	648,251	1,139,305	1,254,282
Sold(c)	584,477	636,035	1,137,219	1,233,684

Financial Highlights
Metal sales	$1,007.2	$837.8	$1,887.0	$1,624.0
Production cost of sales	$428.5	$426.1	$849.8	$837.8
Depreciation, depletion and amortization	$210.4	$179.9	$403.5	$344.0
Reversal of impairment charge	$48.3	$-	$48.3	$-
Operating earnings	$321.1	$144.3	$513.7	$259.7
Net earnings attributable to common shareholders	$195.7	$71.5	$318.4	$136.2
Basic earnings per share attributable to common shareholders	$0.16	$0.06	$0.25	$0.11
Diluted earnings per share attributable to common shareholders	$0.15	$0.06	$0.25	$0.11
Adjusted net earnings attributable to common shareholders(b)	$194.0	$79.6	$321.4	$162.9
Adjusted net earnings per share(b)	$0.15	$0.06	$0.26	$0.13
Net cash flow provided from operating activities	$432.8	$333.0	$732.4	$584.6
Adjusted operating cash flow(b)	$416.9	$287.7	$835.5	$518.5
Capital expenditures(d)	$214.3	$275.8	$405.7	$519.7
Average realized gold price per ounce(b)	$1,712	$1,307	$1,648	$1,305
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$728	$665	$742	$673
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$725	$663	$739	$672
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$707	$650	$722	$659
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$971	$918	$976	$917
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$984	$925	$988	$925
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,208	$1,242	$1,226	$1,240
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,217	$1,243	$1,233	$1,242

(a)	Total includes 100% of Chirano production."Attributable" includes Kinross' share of Chirano (90%) production
(b)	The definition and reconciliation of these non-GAAP measures is included on pages 14 to 19 of this news release
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2020 was 104.49:1 (second quarter of 2019: 87.98:1). The ratio for the first six months of 2020 was 98.85:1 (first six months of 2019: 85.78:1)
(d)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.

p. 2 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on 2020 second-quarter gold equivalent production. Production and cost measures are on an attributable basis:

Production1: Kinross produced 571,978 attributable Au eq. oz. in Q2 2020, compared with 648,251 Au eq. oz. in Q2 2019. The decrease was mainly due to lower production at Paracatu, Round Mountain and Chirano, partially offset by higher production at Bald Mountain and Kupol.

Production cost of sales1, 3: Production cost of sales per Au eq. oz. was $725 for Q2 2020, compared with $663 for Q2 2019. Production cost of sales per Au oz. on a by-product basis was $707 in Q2 2020, compared with $650 in Q2 2019, based on Q2 2020 attributable gold sales of 574,299 ounces and attributable silver sales of 1,063,572 ounces.

All-in sustaining cost1, 3: All-in sustaining cost per Au eq. oz. sold was $984 in Q2 2020, compared with $925 in Q2 2019. All-in sustaining cost per Au oz. sold on a by-product basis was $971 in Q2 2020, compared with $918 in Q2 2019.

Revenue: Revenue from metal sales increased 20% to $1,007.2 million in Q2 2020, compared with $837.8 million during the same period in 2019.

Average realized gold price7: The average realized gold price in Q2 2020 increased 31% to $1,712 per ounce, compared with $1,307 per ounce in Q2 2019.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 increased 53% to $987 per Au eq. oz. for Q2 2020, compared with the Q2 2019 margin of $644 per Au eq. oz. sold.

Operating cash flow: Adjusted operating cash flow3 for Q2 2020 increased significantly by 45% to $416.9 million, compared with $287.7 million for Q2 2019, primarily due to the increase in margins.

Net operating cash flow was $432.8 million for Q2 2020, an increase of 30% compared with $333.0 million for Q2 2019.

Earnings: Adjusted net earnings3 more than doubled to $194.0 million, or $0.15 per share, for Q2 2020, compared with adjusted net earnings of $79.6 million, or $0.06 per share, for Q2 2019, primarily due to the increase in margins.

Reported net earnings2 also more than doubled to $195.7 million, or $0.16 per share, for Q2 2020, compared with net earnings of $71.5 million, or $0.06 per share, in Q2 2019. The increase was mainly due to higher operating earnings and a non-cash impairment reversal of $48.3 million at Lobo-Marte as a result of the addition of mineral reserves at the project in conjunction with the recently completed pre-feasibility study, partially offset by the increase in income tax expense in Q2 2020.

Capital expenditures: Capital expenditures were $214.3 million for Q2 2020, compared with $275.8 million for the same period last year, primarily due to a decrease in spending at Tasiast as a result of impacts of the pandemic on stripping rates, and decreases at Bald Mountain and Round Mountain.

Balance sheet and financial position

As of June 30, 2020, Kinross had cash and cash equivalents of $1,527.1 million, which increased compared with $1,138.6 million at March 31, 2020. The quarter-over-over increase was due to free cash flow generated during Q2 2020 and the $200 million drawdown from the Tasiast project financing.

The Company had additional available credit of $811.2 million as of June 30, 2020, and total liquidity of approximately $2.3 billion, with no scheduled debt repayments until September 2021. The Company had total debt of approximately $2.7 billion, which includes the $750 million draw from the revolving credit facility in the first quarter and the $200 million in Tasiast project financing, and net debt8 of approximately $1.1 billion. Kinross has further improved its debt metrics, including its net debt to EBITDA ratio.

7) Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

p. 3 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company drew down from its revolving credit facility in March 2020 as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic. The Company repaid $250 million of the drawn amount on July 24, 2020 given the increase in the Company’s cash and cash equivalents and its strong financial position, and does not plan to deploy the remaining funds.

On July 1, 2020, Kinross extended the maturity date of its $300 million letter of credit guarantee facility with Export Development Canada for two years to June 30, 2022.

Operating results

All of Kinross’ mines continued production during Q2 2020, as the Company’s ongoing response to COVID-19 safeguarded the health and safety of employees and host communities and mitigated material operational impacts to the portfolio. However, COVID-19 did partially affect overall performance and productivity rates, mainly as a result of global travel constraints and the implementation of rigorous safety protocols and measures at all mines and projects.

Mine-by-mine summaries for 2020 second-quarter results can be found on pages nine and 13 of this news release. Operational highlights from Q2 2020 include the following:

Americas

Paracatu performed well during the quarter, with production increasing compared with Q1 2020 mainly due to higher mill throughput and grades, while cost of sales per ounce sold decreased largely as a result of favourable foreign exchange rates. Production was lower compared with Q2 2019’s record performance, as grades and recoveries decreased as planned. Cost of sales per ounce sold was higher year-over-year mainly due to the lower production, which was offset by favourable foreign exchange rates.

At Round Mountain, production was lower quarter-over-quarter mainly due to fewer ounces recovered from the heap leach pads, and decreased year-over-year mainly due to lower mill grades. Cost of sales per ounce sold was higher versus Q1 2020 and Q2 2019 largely due to lower production as a result of fewer ounces from the heap leach pads, with higher maintenance and contractor costs also contributing to the increase year-over-year.

Bald Mountain had good performance during the quarter, as production increased compared with Q1 2020 and Q2 2019 largely as a result of more ounces recovered from the Vantage Complex heap leach pad and higher grades. Cost of sales per ounce sold increased compared with Q1 2020 mainly due to higher cost ounces recovered from the heap leach pads, and was largely in line with Q2 2019.

At Fort Knox, production increased compared with Q1 2020 primarily as a result of higher mill grades and recoveries, while cost of sales per ounce sold decreased mainly due to higher mill grades and lower energy costs. Production was largely in line year-over-year, with cost of sales per ounce sold increasing mainly due to a higher percentage of operating waste mined and higher maintenance costs, partially offset by lower energy costs.

Russia

The Russia region continued its strong and consistent performance during the quarter, with production at Kupol and Dvoinoye increasing quarter-over-quarter and year-over-year, mainly due to higher gold grades. Cost of sales per ounce sold was lower compared with Q1 2020 largely as a result of favourable foreign exchange rates, and was higher versus Q2 2019 mainly due to higher royalties associated with the increase in the average realized gold price.

8) Net debt is a non-GAAP financial measure defined as “Long-term debt and credit facilities” less “Cash and cash equivalents”.

p. 4 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

West Africa

At Tasiast, production was lower compared with Q1 2020 and Q2 2019 mainly due to the 17-day strike during the quarter and mine sequencing, which was slightly offset by higher grades. The principal impact of COVID-19 was a lower-than-planned mining rate, which resulted in deferrals of some stripping and associated capital expenditures. Production is expected to increase during the second half of the year, and, as a result, 2020 production is not expected to be materially impacted by the deferrals. Throughput performance adjusted for the impact of the strike continued to be strong, with average daily rates slightly better than the record performance in Q1 2020. Cost of sales per ounce sold increased compared with the previous quarter mainly due to the lower production and impacts from COVID-19. Cost of sales per ounce sold decreased compared with the previous year mainly due to lower fuel and overhead costs.

In 2021, stripping rates and capital expenditures are expected to be higher compared to those presented in the Tasiast Technical Report as the mine makes up for the stripping deferred from 2020. A modest reduction in 2021 gold production is also expected compared to the Technical Report due to a longer-than-planned period of stockpile feed and delayed access to higher grade ore. The Company expects no impacts to Tasiast’s life of mine production, mineral reserve estimates and overall value, and was able to adjust short-term mine plans given the availability of large stockpiles at site.

At Chirano, production was lower quarter-over-quarter mainly due to temporary downtime at the mill and decreased mining rates from COVID-19 impacts, both of which were slightly offset by higher grades, while cost of sales per ounce sold decreased mainly due to lower operating waste mined. Production decreased compared with the previous year mainly due to lower throughput, grades and recoveries, with cost of sales per ounce sold increasing mainly due to higher operating waste mined.

Development projects

Tasiast 24k

The Tasiast 24k project continues to advance and remains on schedule to increase throughput capacity to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023. During Q2 2020, COVID-19 impacts affected progress on power plant construction, while civil works in the processing plant, including the gravity circuit, thickener and screens, progressed well. The project team continues to explore measures to mitigate potential impacts of prolonged constraints on the global movement of people and supplies, which could affect the project schedule. However, by late June, the Company reinstated more regular rotations of expatriate staff in Mauritania, which has improved the situation.

Fort Knox Gilmore

The Fort Knox Gilmore project continues to progress well and is on schedule and on budget, with the new Barnes Creek heap leach expected to be completed in Q4 2020. Stripping is advancing well and the project is now approximately 80% complete.

Chulbatkan

At the Chulbatkan development project in Russia, the 2020 drill program is ramping back up after COVID-19-related challenges reduced drilling rates in the second quarter and remains on track to be completed by year-end. As of the end of Q2 2020, approximately 35,500 metres of infill, step-out and metallurgical drilling was completed, with drilling confirming the well disseminated nature of the orebody, including large lower grade intercepts, combined with pockets of high grade intercepts. In the third quarter, the drilling program will focus on further defining the high-grade zone of the known resource through additional tight-spaced drilling. The project currently has a large, near-surface estimated mineral resource, with highly continuous mineralization that is open along strike and at depth.

For Chulbatkan cross-section figure: https://www.kinross.com/files/doc_financials/2020/q2/KGC-Chulbatkan-Exploration-Figure.pdf

p. 5 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

La Coipa Restart and Lobo-Marte

At the La Coipa Restart project, work is ramping up after limitations on people movement challenged the project in the first quarter. Mining crews are being mobilized and fleet rebuilds are commencing in preparation for pre-stripping, which is expected to start in early 2021, with first production expected in mid-2022. The project team continues to study opportunities to optimize the mine plan and potentially extend mine life.

On July 15, 2020, Kinross announced results for the Lobo-Marte pre-feasibility study (PFS). The project added a significant 6.4 million gold ounces5 to Kinross’ 2019 year-end probable mineral reserve estimates and increased the Company’s reserve life index by approximately 2.5 years6. The PFS estimate includes total life of mine production of approximately 4.5 million Au oz. during a 15-year mine life, and pending a positive development decision, is expected to commence production after the conclusion of mining at the La Coipa project.

The long-term Lobo-Marte project provides Kinross with an excellent, organic development option that has attractive all-in sustaining costs and strong returns at the consensus long-term gold price. The project is expected to realize significant upside value and increase margins at higher gold prices without having to increase stripping or current cost estimates as the pit design would remain based on a $1,200/oz. gold price. The Company plans to commence a feasibility study later this year, with scheduled completion in Q4 2021, and will continue to prioritize balance sheet strength and disciplined capital allocation as it moves forward with the project.

Exploration update

Exploration activities during the first half of the year continued to focus on promising targets around current operations, and areas where existing infrastructure can be leveraged, with the goal of extending mine life and adding to the Company’s mineral reserve and resource estimates. Highlights include:

Kupol: During the first half of the year, exploration within the existing footprint of Russia operations were very encouraging, with positive results from the Kupol NE Extension, Kupol Deeps South, Moroshka and Providence. Exploration will continue to focus on these targets for the rest of 2020, with the goal of adding significant ounces to Kupol’s mineral reserve and resource estimates at year-end and extending mine life.

Chirano: Exploration at Chirano showed promising results during the first half of the year as the Company continued to target multi-year mine life extensions. To date, a total of approximately 29,000 metres of drilling was completed at the Akwaaba, Tano, Obra and Mamnao West areas. At Obra, drilling yielded significant results and has extended the depth of high-grade mineralization. For the second half of the year, Kinross will continue to explore the underground mining potential at Obra by commencing initial works on an exploration drift to drill from the underground in order to increase accuracy and targeting. Drilling will also continue to explore the extensions of Akwaaba, Tano and Suraw, and the potential for open pit mining at Mamnao West.

For Chirano Obra cross-section and long-section figures: https://www.kinross.com/files/doc_financials/2020/q2/KGC-Chirano-Exploration-Figures.pdf

Round Mountain: At Round Mountain, drilling continued at Phase X, which is the northwest continuation of Phase W mineralization. Results received to date have been encouraging, as drilling has intersected significant mineralization in the upper portions within the shallow portion of Phase X to potentially optimize the pit shell design, and confirmed that mineralization extends from Phase W. Further drilling is assessing mineralization to reduce the strip ratio at Phase X.

Curlew Basin Project: The 2020 Curlew exploration program has focused on areas around the historical K2 mine, which is located approximately 35 kilometres north of the Kettle River mill. The program added 162 Au koz. with grades of 8.8 g/t to Kinross’ indicated mineral resource estimates at year-end 2019, and high level engineering and economic assessment of potential mining at the Curlew Basin achieved encouraging results during the first half of the year. Exploration activities will continue to target incremental high-margin ounces proximal to and extensions of the K2 and K5 deposits by constructing a series of exploration drifts to explore the highly prospective areas. The drifts will allow for underground drilling that will test the large prospective ground at optimal drill angles and at expected lower costs.

p. 6 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Exploration work for the second half of the year is expected to also continue at the Company’s other brownfield targets, including Fort Knox, Bald Mountain and La Coipa. As well, Kinross expects to focus on growing mineral resource estimates at Tasiast Sud in Mauritania and progressing work at district targets around Kupol-Dvoinoye in Russia.

Agreement in principle with Government of Mauritania

On June 15, 2020, Kinross reached an agreement in principle with the Government of Mauritania to resolve outstanding matters between the parties. The terms are subject to finalizing definitive agreements and provide Kinross with a 30-year exploitation license for Tasiast Sud, with expedited permitting and the possibility of early mining. The terms also provide for the reinstatement of a tax exemption on fuel duties and repayment by the Government to Kinross of outstanding VAT refunds. Kinross also volunteered to update the royalty structure for Tasiast so it is tied to the gold price, is in line with Mauritania’s current mining conventions and codes, and further aligns interests by ensuring the country receives an appropriate share of economic benefits from the Tasiast mine.

2020 Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 20 of this news release.

On April 1, 2020, the Company made the prudent decision to withdraw its full-year guidance. Although the COVID-19 pandemic has not materially impacted Kinross’ overall business performance during the first half of the year, the pandemic continues to present the potential for further business disruptions.

To date, Kinross’ ongoing and comprehensive response to the pandemic has enabled the Company to safeguard employees and local communities, help prevent the spread of COVID-19, and mitigate operational risk. The Company continues to target the safe delivery of its operating plans and is on track to meet its original 2020 guidance for production, cost of sales per ounce sold, all-in sustaining cost per ounce sold and capital expenditures.

Q2 2020 conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, July 30, 2020 at 8:00 a.m. ET followed by a question-and-answer session. Please enter the passcode: 5161488 to access the call.

Canada & US toll-free – +1 (833) 968-2237; passcode: 5161488

Outside of Canada & US – +1 (825) 312-2059; passcode: 5161488

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; passcode: 5161488

Outside of Canada & US – +1 (416) 621-4642; passcode: 5161488

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This news release should be read in conjunction with Kinross’ 2020 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2020 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 7 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 8 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2020	2019	2020	2019	2020	2019	2020	2019

Fort Knox	56,031	55,440	56,465	55,740	$66.1	$50.7	$1,171	$910
Round Mountain	74,351	90,833	71,087	87,106	51.6	57.8	726	664
Bald Mountain	48,368	40,564	49,594	31,547	42.7	27.0	861	856
Paracatu	138,851	186,167	140,646	186,520	83.6	106.8	594	573
Maricunga	-	6,648	1,159	9,474	0.8	8.0	690	844
Americas Total	317,601	379,652	318,951	370,387	244.8	250.3	768	676

Kupol	130,983	127,684	130,771	124,873	79.3	70.2	606	562
Russia Total	130,983	127,684	130,771	124,873	79.3	70.2	606	562

Tasiast	88,579	92,901	98,679	94,748	57.8	58.9	586	622
Chirano (100%)	38,683	53,349	40,084	51,141	46.6	46.7	1,163	913
West Africa Total	127,262	146,250	138,763	145,889	104.4	105.6	752	724

Operations Total	575,846	653,586	588,485	641,149	428.5	426.1	728	665
Less Chirano non-controlling interest (10%)	(3,868)	(5,335)	(4,008)	(5,114)	(4.7)	(4.7)
Attributable Total	571,978	648,251	584,477	636,035	$423.8	$421.4	$725	$663

Six months ended June 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2020	2019	2020	2019	2020	2019	2020	2019

Fort Knox	107,697	93,053	107,233	93,677	$130.7	$89.5	$1,219	$955
Round Mountain	158,816	175,968	156,802	170,720	107.7	113.8	687	667
Bald Mountain	90,456	87,819	91,970	74,777	78.4	56.2	852	752
Paracatu	263,217	332,943	261,843	332,917	171.1	201.7	653	606
Maricunga	-	17,364	2,470	17,098	1.6	12.8	648	749
Americas Total	620,186	707,147	620,318	689,189	489.5	474.0	789	688

Kupol	251,868	257,772	252,795	255,287	156.2	148.2	618	581
Russia Total	251,868	257,772	252,795	255,287	156.2	148.2	618	581

Tasiast	192,416	194,259	192,629	194,506	109.7	124.9	569	642
Chirano (100%)	83,150	105,671	79,419	105,224	94.4	90.7	1,189	862
West Africa Total	275,566	299,930	272,048	299,730	204.1	215.6	750	719

Operations Total	1,147,620	1,264,849	1,145,161	1,244,206	849.8	837.8	742	673
Less Chirano non-controlling interest (10%)	(8,315)	(10,567)	(7,942)	(10,522)	(9.4)	(9.1)
Attributable Total	1,139,305	1,254,282	1,137,219	1,233,684	$840.4	$828.7	$739	$672

p. 9 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	June 30,	December 31,
	2020	2019

Assets
Current assets
Cash and cash equivalents	$1,527.1	$575.1
Restricted cash	13.3	15.2
Accounts receivable and other assets	134.1	137.4
Current income tax recoverable	166.1	43.2
Inventories	985.0	1,053.8
	2,825.6	1,824.7
Non-current assets
Property, plant and equipment	6,688.3	6,340.0
Goodwill	158.8	158.8
Long-term investments	105.2	126.2
Investment in joint venture	18.3	18.4
Other long-term assets	568.5	572.7
Deferred tax assets	-	35.2
Total assets	$10,364.7	$9,076.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$451.8	$469.3
Current income tax payable	53.6	68.0
Current portion of provisions	60.6	57.9
Other current liabilities	43.4	20.3
Deferred payment obligation	141.5	-
	750.9	615.5
Non-current liabilities
Long-term debt and credit facilities	2,671.6	1,837.4
Provisions	813.4	838.6
Long-term lease liabilities	32.6	38.9
Unrealized fair value of derivative liabilities	15.9	0.8
Other long-term liabilities	89.2	107.7
Deferred tax liabilities	370.2	304.5
Total liabilities	$4,743.8	$3,743.4

Equity
Common shareholders' equity
Common share capital	$4,472.0	$14,926.2
Contributed surplus	10,704.3	242.1
Accumulated deficit	(9,511.0)	(9,829.4)
Accumulated other comprehensive income (loss)	(59.4)	(20.4)
Total common shareholders' equity	5,605.9	5,318.5
Non-controlling interest	15.0	14.1
Total equity	5,620.9	5,332.6
Total liabilities and equity	$10,364.7	$9,076.0

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,257,998,978	1,253,765,724

p. 10 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Revenue
Metal sales	$1,007.2	$837.8	$1,887.0	$1,624.0

Cost of sales
Production cost of sales	428.5	426.1	849.8	837.8
Depreciation, depletion and amortization	210.4	179.9	403.5	344.0
Reversal of impairment charge	(48.3)	-	(48.3)	-
Total cost of sales	590.6	606.0	1,205.0	1,181.8
Gross profit	416.6	231.8	682.0	442.2
Other operating expense	52.9	29.5	74.8	62.4
Exploration and business development	17.9	28.4	37.0	47.9
General and administrative	24.7	29.6	56.5	72.2
Operating earnings	321.1	144.3	513.7	259.7
Other income (expense) - net	9.2	(2.5)	8.6	0.2
Finance income	1.0	1.9	3.0	4.0
Finance expense	(32.8)	(26.1)	(58.5)	(53.6)
Earnings before tax	298.5	117.6	466.8	210.3
Income tax expense - net	(102.5)	(46.5)	(147.5)	(74.6)
Net earnings	$196.0	$71.1	$319.3	$135.7
Net earnings (loss) attributable to:
Non-controlling interest	$0.3	$(0.4)	$0.9	$(0.5)
Common shareholders	$195.7	$71.5	$318.4	$136.2

Earnings per share attributable to common shareholders
Basic	$0.16	$0.06	$0.25	$0.11
Diluted	$0.15	$0.06	$0.25	$0.11

Weighted average number of common shares outstanding (millions)
Basic	1,257.6	1,252.3	1,256.1	1,251.5
Diluted	1,268.5	1,261.2	1,266.9	1,260.3

p. 11 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$196.0	$71.1	$319.3	$135.7
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	210.4	179.9	403.5	344.0
Reversal of impairment charge	(48.3)	-	(48.3)	-
Share-based compensation expense	2.8	3.0	7.3	7.6
Finance expense	32.8	26.1	58.5	53.6
Deferred tax expense (recovery)	44.1	5.8	112.5	(31.4)
Foreign exchange (gains) losses and other	(20.9)	1.8	(17.3)	9.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(49.1)	(40.3)	(127.7)	(25.7)
Inventories	31.6	12.6	39.3	50.0
Accounts payable and accrued liabilities	96.4	56.6	112.2	42.4
Cash flow provided from operating activities	495.8	316.6	859.3	585.2
Income taxes (paid) recovered	(63.0)	16.4	(126.9)	(0.6)
Net cash flow provided from operating activities	432.8	333.0	732.4	584.6
Investing:
Additions to property, plant and equipment	(214.3)	(275.8)	(405.7)	(519.7)
Interest paid capitalized to property, plant and equipment	(3.8)	(0.9)	(26.1)	(21.8)
Acquisitions	-	-	(128.3)	(30.0)
Net additions to long-term investments and other assets	(1.4)	(5.9)	(3.3)	(12.3)
Net proceeds from the sale of property, plant and equipment	0.7	1.2	2.2	2.1
Increase in restricted cash - net	(24.9)	(0.2)	(23.1)	(0.8)
Interest received and other - net	0.7	1.2	1.7	2.1
Net cash flow used in investing activities	(243.0)	(280.4)	(582.6)	(580.4)
Net cash flow of discontinued operations provided from investing activities
Financing:
Proceeds from drawdown of debt	200.0	100.0	950.0	260.0
Repayment of debt	-	(80.0)	(100.0)	(105.0)
Interest paid	(3.4)	(1.1)	(29.0)	(28.4)
Payment of lease liabilities	(4.8)	(3.9)	(9.5)	(7.2)
Other - net	2.0	(0.4)	(4.6)	(0.2)
Net cash flow provided from financing activities	193.8	14.6	806.9	119.2
Effect of exchange rate changes on cash and cash equivalents	4.9	1.3	(4.7)	3.0
Increase in cash and cash equivalents	388.5	68.5	952.0	126.4
Cash and cash equivalents, beginning of period	1,138.6	406.9	575.1	349.0
Cash and cash equivalents, end of period	$1,527.1	$475.4	$1,527.1	$475.4

p. 12 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (a)	Ore Processed (Milled) (a)	Ore Processed (Heap Leach) (a)	Grade (Mill)	Grade (Heap Leach)	Recovery (b)	Gold Eq Production (e)	Gold Eq Sales (e)	Production cost of sales	Production cost of sales/oz	Cap Ex (g)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q2 2020	100	6,116	2,048	4,783	0.73	0.23	83%	56,031	56,465	$ 66.1	$ 1,171	$ 33.9	$ 23.3
		Q1 2020	100	6,795	1,859	5,694	0.60	0.23	80%	51,667	50,768	64.6	$ 1,272	19.1	22.8
		Q4 2019	100	7,648	2,615	5,498	0.43	0.20	81%	53,183	55,040	65.9	$ 1,197	37.1	25.0
		Q3 2019	100	7,094	2,097	5,250	0.52	0.21	83%	54,027	51,606	58.3	$ 1,130	37.4	24.7
		Q2 2019	100	4,829	1,811	3,440	0.59	0.20	81%	55,440	55,740	50.7	$ 910	34.9	22.6
	Round Mountain	Q2 2020	100	4,431	911	4,357	0.80	0.36	84%	74,351	71,087	$ 51.6	$ 726	$ 36.9	$ 10.2
		Q1 2020	100	3,700	954	3,594	0.83	0.43	83%	84,465	85,715	56.1	$ 654	41.8	12.6
		Q4 2019	100	7,408	882	7,140	1.00	0.36	82%	103,501	108,402	79.3	$ 732	62.7	12.6
		Q3 2019	100	7,128	1,004	7,557	1.05	0.32	85%	82,195	81,617	57.5	$ 705	43.1	9.1
		Q2 2019	100	4,074	909	3,910	1.17	0.33	86%	90,833	87,106	57.8	$ 664	58.7	10.2
	Bald Mountain (h)	Q2 2020	100	4,051	-	4,051	-	0.53	nm	48,368	49,594	$ 42.7	$ 861	$ 29.6	$ 30.2
		Q1 2020	100	3,254	-	3,254	-	0.55	nm	42,087	42,376	35.7	$ 842	31.5	26.7
		Q4 2019	100	2,928	-	3,007	-	0.48	nm	66,147	65,381	49.8	$ 762	54.6	36.3
		Q3 2019	100	6,494	-	6,494	-	0.41	nm	33,995	37,644	30.6	$ 813	38.9	14.8
		Q2 2019	100	3,725	-	4,138	-	0.36	nm	40,564	31,547	27.0	$ 856	57.3	12.2
	Paracatu	Q2 2020	100	15,223	14,703	-	0.40	-	74%	138,851	140,646	$ 83.6	$ 594	$ 49.1	$ 45.2
		Q1 2020	100	12,350	13,224	-	0.39	-	75%	124,367	121,197	87.5	$ 722	14.4	37.7
		Q4 2019	100	12,393	14,168	-	0.38	-	76%	140,224	140,430	111.1	$ 791	21.4	42.8
		Q3 2019	100	12,442	14,731	-	0.38	-	78%	146,396	145,662	99.5	$ 683	36.8	39.5
		Q2 2019	100	12,307	14,439	-	0.48	-	80%	186,167	186,520	106.8	$ 573	34.5	45.2
	Maricunga (h)	Q2 2020	100	-	-	-	-	-	nm	-	1,159	$ 0.8	$ 690	$ -	$ 0.3
		Q1 2020	100	-	-	-	-	-	nm	-	1,311	0.8	$ 610	-	0.3
		Q4 2019	100	-	-	-	-	-	nm	3,221	17,455	11.7	$ 670	-	0.4
		Q3 2019	100	-	-	-	-	-	nm	18,016	9,203	7.0	$ 761	-	0.4
		Q2 2019	100	-	-	-	-	-	nm	6,648	9,474	8.0	$ 844	-	0.5
Russia	Kupol (c)(d)(f)	Q2 2020	100	386	416	-	9.73	-	95%	130,983	130,771	$ 79.3	$ 606	$ 5.9	$ 31.1
		Q1 2020	100	500	425	-	8.73	-	95%	120,885	122,024	76.9	$ 630	5.6	34.4
		Q4 2019	100	468	435	-	9.14	-	95%	132,009	135,083	83.3	$ 617	15.8	34.8
		Q3 2019	100	338	431	-	9.65	-	95%	137,562	136,088	82.6	$ 607	7.6	32.2
		Q2 2019	100	431	432	-	9.23	-	94%	127,684	124,873	70.2	$ 562	8.3	30.7
West Africa	Tasiast	Q2 2020	100	1,134	1,168	-	2.40	-	94%	88,579	98,679	$ 57.8	$ 586	$ 40.6	$ 54.8
		Q1 2020	100	1,160	1,467	-	2.31	-	95%	103,837	93,950	51.9	$ 552	69.2	40.3
		Q4 2019	100	1,129	1,379	-	2.39	-	96%	102,973	101,940	50.4	$ 494	86.1	35.0
		Q3 2019	100	1,010	1,297	-	2.37	-	97%	93,865	86,357	55.1	$ 638	68.2	32.0
		Q2 2019	100	819	1,281	-	2.19	-	97%	92,901	94,748	58.9	$ 622	74.9	32.2
	Chirano - 100%	Q2 2020	90	679	785	-	1.85		88%	38,683	40,084	$ 46.6	$ 1,163	$ 5.8	$ 13.1
		Q1 2020	90	690	873	-	1.73	-	88%	44,465	39,335	47.8	$ 1,215	5.1	15.9
		Q4 2019	90	737	844	-	2.00	-	91%	48,984	47,186	49.0	$ 1,038	8.0	21.4
		Q3 2019	90	714	801	-	2.02	-	92%	46,641	49,458	50.0	$ 1,011	4.8	22.0
		Q2 2019	90	619	904	-	1.95	-	92%	53,349	51,141	46.7	$ 913	2.7	23.8
	Chirano - 90%	Q2 2020	90	679	785	-	1.85	-	88%	34,815	36,076	$ 41.9	$ 1,163	$ 5.2	$ 11.8
		Q1 2020	90	690	873	-	1.73	-	88%	40,019	35,401	43.0	$ 1,215	4.7	14.3
		Q4 2019	90	737	844	-	2.00	-	91%	44,086	42,468	44.1	$ 1,038	7.2	19.3
		Q3 2019	90	714	801	-	2.02	-	92%	41,977	44,512	45.0	$ 1,011	4.3	19.8
		Q2 2019	90	619	904	-	1.95	-	92%	48,014	46,027	42.0	$ 913	2.4	21.4

(a)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(b)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(c)	The Kupol segment includes the Kupol and Dvoinoye mines.
(d)	Kupol silver grade and recovery were as follows: Q2 2020: 70.36 g/t, 86.1% Q1 2020: 80.02 g/t, 84.1% Q4 2019: 65.63 g/t, 84.8%; Q3 2019: 67.44 g/t, 87.8%; Q2 2019: 75.29 g/t, 84.9%
(e)	"Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows:

Q2 2020: 104.49:1, Q1 2020: 93.34:1, Q4 2019: 85.59:1; Q3 2019: 86.73:1; Q2 2019: 87.98:1"

(f)	Dvoinoye ore processed and grade were as follows: Q2 2020: 113,472, 9.55 g/t; Q1 2020: 117,502, 9.24 g/t; Q4 2019: 100,685, 9.89 g/t; Q3 2019: 113,497, 9.82 g/t; Q2 2019: 113,872, 9.24 g/t
(g)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.
(h)	"nm" means not meaningful.

p. 13 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(unaudited, expressed in millions of U.S dollars, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Net earnings attributable to common shareholders - as reported	$195.7	$71.5	$318.4	$136.2
Adjusting items:
Foreign exchange (gains) losses	(9.7)	4.1	(7.4)	2.0
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	27.6	(5.6)	53.9	(6.8)
Taxes in respect of prior periods	9.1	5.7	6.1	11.4
Reversal of impairment charge(a)	(48.3)	-	(48.3)	-
COVID-19 and Tasiast strike costs(b)	28.7	-	29.5	-
U.S. CARES Act net benefit	(5.0)	-	(25.4)	-
Fort Knox pit wall slide related costs	-	4.9	-	11.4
Restructuring costs	-	-	-	9.2
Other	1.1	0.3	0.1	2.2
Tax effect of the above adjustments	(5.2)	(1.3)	(5.5)	(2.7)
	(1.7)	8.1	3.0	26.7
Adjusted net earnings attributable to common shareholders	$194.0	$79.6	$321.4	$162.9
Weighted average number of common shares outstanding - Basic	1,257.6	1,252.3	1,256.1	1,251.5
Adjusted net earnings per share	$0.15	$0.06	$0.26	$0.13

(a) During the three and six months ended June 30, 2020, the Company recognized a non-cash reversal of impairment charge of $48.3 million related to property, plant and equipment at Lobo-Marte.

(b) Includes $6.0 million of Tasiast strike costs.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 14 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(unaudited, expressed in millions of U.S dollars,	Three months ended		Six months ended
except per share amounts)	June 30,		June 30,
	2020	2019	2020	2019

Net cash flow provided from operating activities - as reported	$432.8	$333.0	$732.4	$584.6

Adjusting items:
Working capital changes:
Accounts receivable and other assets	49.1	40.3	127.7	25.7
Inventories	(31.6)	(12.6)	(39.3)	(50.0)
Accounts payable and other liabilities, including income taxes paid	(33.4)	(73.0)	14.7	(41.8)
	(15.9)	(45.3)	103.1	(66.1)
Adjusted operating cash flow	$416.9	$287.7	$835.5	$518.5

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the interim condensed consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars,	Three months ended		Six months ended
except ounces and production cost of sales per equivalent ounce)	June 30,		June 30,
	2020	2019	2020	2019

Production cost of sales - as reported	$428.5	$426.1	$849.8	$837.8
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.7)	(9.4)	(9.1)
Attributable(b) production cost of sales	$423.8	$421.4	$840.4	$828.7

Gold equivalent ounces sold	588,485	641,149	1,145,161	1,244,206
Less: portion attributable to Chirano non-controlling interest(j)	(4,008)	(5,114)	(7,942)	(10,522)
Attributable(b) gold equivalent ounces sold	584,477	636,035	1,137,219	1,233,684
Consolidated production cost of sales per equivalent ounce sold	$728	$665	$742	$673
Attributable(b) production cost of sales per equivalent ounce sold	$725	$663	$739	$672

See pages 18 – 19 of this news release for details of the footnotes referenced from within the table above.

p. 15 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars,	Three months ended		Six months ended
except ounces and production cost of sales per ounce)	June 30,		June 30,
	2020	2019	2020	2019
Production cost of sales - as reported	$428.5	$426.1	$849.8	$837.8
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.7)	(9.4)	(9.1)
Less: attributable(b) silver revenue(c)	(17.5)	(15.5)	(33.9)	(32.6)
Attributable(b) production cost of sales net of silver by-product revenue	$406.3	$405.9	$806.5	$796.1

Gold ounces sold	578,300	629,206	1,124,267	1,219,031
Less: portion attributable to Chirano non-controlling interest(j)	(4,001)	(5,108)	(7,925)	(10,506)
Attributable(b) gold ounces sold	574,299	624,098	1,116,342	1,208,525
Attributable(b) production cost of sales per ounce sold on a by-product basis	$707	$650	$722	$659

See pages 18 – 19 of this news release for details of the footnotes referenced from within the table above.

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 16 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars,	Three months ended		Six months ended
except ounces and costs per ounce)	June 30,		June 30,
	2020	2019	2020	2019
Production cost of sales - as reported	$428.5	$426.1	$849.8	$837.8
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.7)	(9.4)	(9.1)
Less: attributable(b) silver revenue(c)	(17.5)	(15.5)	(33.9)	(32.6)
Attributable(b) production cost of sales net of silver by-product revenue	$406.3	$405.9	$806.5	$796.1
Adjusting items on an attributable(b) basis:
General and administrative(d)	24.7	29.6	56.5	63.0
Other operating expense - sustaining(e)	1.2	6.0	5.6	11.5
Reclamation and remediation - sustaining(f)	12.4	11.9	25.9	23.3
Exploration and business development - sustaining(g)	10.4	18.2	22.3	32.1
Additions to property, plant and equipment - sustaining(h)	97.9	97.8	164.3	176.2
Lease payments - sustaining(i)	4.5	3.5	8.8	6.4
All-in Sustaining Cost on a by-product basis - attributable(b)	$557.4	$572.9	$1,089.9	$1,108.6
Other operating expense - non-sustaining(e)	12.3	12.0	23.2	28.2
Reclamation and remediation - non-sustaining(f)	1.2	1.8	2.5	3.5
Exploration - non-sustaining(g)	7.2	10.0	14.2	15.5
Additions to property, plant and equipment - non-sustaining(h)	115.2	177.8	238.1	342.5
Lease payments - non-sustaining(i)	0.3	0.4	0.7	0.8
All-in Cost on a by-product basis - attributable(b)	$693.6	$774.9	$1,368.6	$1,499.1
Gold ounces sold	578,300	629,206	1,124,267	1,219,031
Less: portion attributable to Chirano non-controlling interest(j)	(4,001)	(5,108)	(7,925)	(10,506)
Attributable(b) gold ounces sold	574,299	624,098	1,116,342	1,208,525
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$971	$918	$976	$917
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,208	$1,242	$1,226	$1,240

See pages 18 – 19 of this news release for details of the footnotes referenced from within the table above.

p. 17 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars,	Three months ended		Six months ended
except ounces and costs per equivalent ounce)	June 30,		June 30,
	2020	2019	2020	2019

Production cost of sales - as reported	$428.5	$426.1	$849.8	$837.8
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.7)	(9.4)	(9.1)
Attributable(b) production cost of sales	$423.8	$421.4	$840.4	$828.7
Adjusting items on an attributable(b) basis:
General and administrative(d)	24.7	29.6	56.5	63.0
Other operating expense - sustaining(e)	1.2	6.0	5.6	11.5
Reclamation and remediation - sustaining(f)	12.4	11.9	25.9	23.3
Exploration and business development - sustaining(g)	10.4	18.2	22.3	32.1
Additions to property, plant and equipment - sustaining(h)	97.9	97.8	164.3	176.2
Lease payments - sustaining(i)	4.5	3.5	8.8	6.4
All-in Sustaining Cost - attributable(b)	$574.9	$588.4	$1,123.8	$1,141.2
Other operating expense - non-sustaining(e)	12.3	12.0	23.2	28.2
Reclamation and remediation - non-sustaining(f)	1.2	1.8	2.5	3.5
Exploration - non-sustaining(g)	7.2	10.0	14.2	15.5
Additions to property, plant and equipment - non-sustaining(h)	115.2	177.8	238.1	342.5
Lease payments - non-sustaining(i)	0.3	0.4	0.7	0.8
All-in Cost - attributable(b)	$711.1	$790.4	$1,402.5	$1,531.7
Gold equivalent ounces sold	588,485	641,149	1,145,161	1,244,206
Less: portion attributable to Chirano non-controlling interest(j)	(4,008)	(5,114)	(7,942)	(10,522)
Attributable(b) gold equivalent ounces sold	584,477	636,035	1,137,219	1,233,684
Attributable(b) all-in sustaining cost per equivalent ounce sold	$984	$925	$988	$925
Attributable(b) all-in cost per equivalent ounce sold	$1,217	$1,243	$1,233	$1,242

(a) The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(b) “Attributable” includes Kinross' share of Chirano (90%) production.

(c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) “General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2020, primarily related to major projects at Tasiast, Round Mountain and Fort Knox. Non-sustaining capital expenditures during the three and six months ended June 30, 2019, primarily related to major projects at Tasiast, Round Mountain, and Bald Mountain.

p. 18 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(i) “Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

(k) “Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 19 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “CEO commentary”, “Development projects”, “Agreement in principle with Government of Mauritania” and “2020 Guidance” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “continue”, , “estimates”, “expects”, “explore”, “focus”, “forward”, “goal”, “guidance”, “mitigate”, “on budget”, “on schedule”, “on track”, “opportunity”, “option”, “outlook”, “plan”, “potential”, “progress”, “schedule”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2019, and the Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; and the Lobo-Marte project in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the ongoing industry-wide audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania in accordance with, and on the timeline contemplated by, the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued on timelines consistent with our expectations; and (23) that the benefits of the contemplated arrangements will result in increased stability at the Company’s operations in Mauritania. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 20 Kinross reports 2020 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce.9

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

9) Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 21 Kinross reports 2020 second-quarter results	www.kinross.com